EXHIBIT 99.3

FIRST AMENDING AGREEMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 7th day of April, 2021.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

EQUINOX GOLD CORP., SOLIUS ACQUIRECO INC. and LEAGOLD MINING CORPORATION, as borrowers

(herein called the “Borrowers”)

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, ING CAPITAL LLC, SOCIÉTÉ GÉNÉRALE AND THE SEVERAL LENDERS FROM TIME TO TIME PARTIES HERETO

(herein and therein in their capacity as lenders to the Borrowers and such other lenders from time to time party to the Credit Agreement, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrowers, the Lenders and the Administrative Agent entered into a second amended and restated credit agreement dated as of March 10, 2020 (the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Majority Lenders and Borrowers hereby covenant and agree as follows:

First Amending Agreement - Equinox

ARTICLE 1
DEFINED TERMS

1.1       Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENT TO CREDIT AGREEMENT

2.1       General Rule.

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2       Definitions.

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	the definition of “Benchmark Replacement” is hereby deleted in its entirety and replaced by the following:

““Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;
(b)	the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;
(c)	the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrowers as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (a), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion.

First Amending Agreement - Equinox

If the Benchmark Replacement as determined pursuant to clause (a), (b) or (c) above would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this agreement and the other Credit Documents.

(b)	the definition of “Benchmark Replacement Adjustment” is hereby deleted in its entirety and replaced by the following:

““Benchmark Replacement Adjustment means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a)	for purposes of clauses (a) and (b) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:

(i)       the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(ii)       the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)	for purposes of clause (c) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar- denominated syndicated credit facilities;

First Amending Agreement - Equinox

provided that, in the case of clause (a) above, such adjustment is displayed on a screen or other information service that publishes Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.”

(c)	the definition of “Benchmark Replacement Conforming Changes” is hereby deleted in its entirety and replaced by the following:

““Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).”

(d)	the definition of “Benchmark Replacement Date” is hereby deleted in its entirety and replaced by the following:

““Benchmark Replacement Date” means the earlier to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);
(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or
(c)	in the case of an Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

First Amending Agreement - Equinox

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).”

(e)	the definition of “Benchmark Transition Event” is hereby deleted in its entirety and replaced by the following:

““Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);
(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or
(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

First Amending Agreement - Equinox

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).”

(f)	the definition of “Benchmark Unavailability Period” is hereby deleted in its entirety and replaced by the following:

““Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.12 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.12.”

(g)	the definition of “Credit Documents” is hereby amended by adding the reference to “the Mercedes Stream Intercreditor Agreement (to the extent entered into),” immediately following the reference to “the Omnibus Intercreditor Agreement,”
(h)	the definition of “Early Opt-In Election” is hereby deleted in its entirety and replaced by the following:

““Early Opt-in Election” means, if the then-current Benchmark is LIBOR, the occurrence of:

(a)	a notification by the Administrative Agent to (or the request by the Borrowers to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and
(b)	the joint election by the Administrative Agent and the Borrowers to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.”
(i)	The definition of “Guarantors” is hereby deleted in its entirety and replaced by the following:

First Amending Agreement - Equinox

““Guarantors” means at any time, collectively, all present and future Subsidiaries of Equinox, other than (i) the Immaterial Subsidiaries and (ii) the Hardrock Entities. As of April 7, 2021, the Guarantors shall be Castle Mountain, NewCastle Gold Ltd., Telegraph Gold Inc., Solius Holdco, Viceroy Gold Corporation, New Gold Mesquite, Western Goldfields (USA) Inc., Western Mesquite Mines, Inc., Luna Gold Corp., Aurizona, Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A. , the Restatement Date Obligors and Premier Obligors.

(j)	the definition of “Offtake Agreements” is amended by deleting the reference to “and” at the end of subparagraph (a) and inserting the reference to “and” at the end of subparagraph (b) and adding the following new subparagraph (c):
“(c)	the third amended and restated offtake agreement dated April 7, 2021 to among, inter alios, Premier Gold, Premier Hardrock, Premier Gold Mines NWO Inc., Oro Premier de México, S.A. de C.V., Barraute Gold Inc., Goldstone Resources Inc., Dutch Holdco, Dutch BV, Mexican Holdco, Premier Mexico, Mercedes Owner, Canadian Holdco, Premier Cayman, and OMF Fund II (O) Ltd.”
(k)	the definition of “Permitted Indebtedness” is hereby amended by (i) deleting the reference in subparagraph (b) to “$30,000,000” and replacing it with “$60,000,000” and (ii) deleting subparagraph (p) adding the following new subparagraphs (p), (q), (r) and (s) immediately following subparagraph (o):
“(p)	obligations owing under the Mercedes Documents, provided that such obligations are subject to the Mercedes Stream Intercreditor Agreement within 90 days after the effective date of the Mercedes Documents;
(q)	the Hardrock Project OMF Guarantee;
(r)	the Hardrock Project Debt Guarantee; and

(s)            other Indebtedness of the Obligors otherwise consented to by the Majority Lenders.”

(l)	the definition of “Permitted Investments” is hereby amended by (i) deleting the reference to “$50,000,000” and replacing it with “$150,000,000” and (ii) by deleting subparagraph (d) and adding the following new subparagraphs (d) and (e):

“(d)          Hardrock Project Permitted Investments; and

”(e)          any other Investment made since the Restatement Date up to an aggregate amount of $150,000,000;”

First Amending Agreement - Equinox

(m)	subparagraph (l) of the definition of “Permitted Liens” is hereby amended by (i) deleting the reference to “$30,000,000” and replacing it with “$60,000,000” and (ii) deleting paragraph (t) and replacing it with the following new paragraph (t):

“(t)         the Hardrock Project Permitted Lien;”

(n)	the definition of “Proceeds of Realization” is hereby amended by adding the reference to “, the Mercedes Stream Intercreditor Agreement” immediately before the reference to “, the Mubadala/Sandstorm Intercreditor Agreement”
(o)	the definition of “SOFR” is hereby deleted in its entirety and replaced by the following:

““SOFR” means, with respect to any Banking Day, a rate per annum equal to the secured overnight financing rate for such Banking Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Banking Day.”

(p)	the definition of “SOFR Administrator” is hereby deleted in its entirety and replaced by the following:

““SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).”

(q)	the definition of “SOFR Administrator” is hereby deleted in its entirety and replaced by the following:

““SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.”

(r)	the definition of “Term SOFR” is hereby deleted in its entirety and replaced by the following:

“Term SOFR” means, for the applicable Interest Period as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.”

(s)	the definition of “Title Opinions” is hereby amended by adding the reference to “and the Mercedes Mine” at the end of the definition.
(t)	the definition of “Unadjusted Benchmark Replacement” is hereby deleted in its entirety and replaced with the following:

““Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.”

First Amending Agreement - Equinox

(u)	the following new definitions are added to Section 1.1 of the Credit Agreement in alphabetical order:

““Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (d) of Section 3.12.”

“Benchmark” means, initially, LIBOR; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of Section 3.12.

“Canadian Holdco” means 2536062 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario.

“Centerra” means Centerra Gold Inc., a corporation existing under the laws of Canada.

“Centerra Hardrock SPA” means the purchase agreement dated as of December 15, 2020 among Centerra, AuRico Canadian Royalties Holdings Inc., OMF Fund II (Sc) Ltd., Premier Gold, Premier Hardrock, Greenstone Gold Mines GP Inc. and Greenstone Gold Mines LP, as amended by an extension agreement dated January 11, 2021 and as further amended on January 15, 2021.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Dutch BV” means Premier Gold Mines (Netherlands) B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its official seat (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 66866111.

First Amending Agreement - Equinox

“Dutch Holdco” means Premier Gold Mines (Netherlands) Coöperatie U.A., a cooperative with excluded liability (cooperatie uitsluiting van aansprakelijkheid) incorporated under the laws of The Netherlands, having its official seat (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 66860512.

“Equinox Hardrock SPA” means the purchase agreement dated as of February 28, 2021 between Equinox and OMF Fund II (Sc) Ltd. whereby Premier Hardrock will acquire certain equity interests in Greenstone Gold Mines GP and Greenstone Gold Mines LP from OMF Fund II (Sc) Ltd.

“Erroneous Payment” shall have the meaning ascribed thereto in Section 16.15(a).

“Erroneous Payment Notice” shall have the meaning ascribed thereto in Section 16.15(b).

“Hardrock Convertible Notes” means senior unsecured notes convertible into Shares of Equinox which may be issued by Equinox for the sole purpose of financing the development and construction of the Hardrock Project, provided such Hardrock Convertible Notes are subordinated and postponed to the Secured Obligations on terms and conditions satisfactory to the Lenders, in their sole and absolute discretion.

“Hardrock Entities” means Premier Hardrock, Greenstone Gold Mines GP Inc. and Greenstone Gold Mines LP.

“Hardrock Project” means the open pit gold mine and related facilities located in the Municipality of Greenstone, Ontario, in the Ward of Geraldton, at the intersection of Highway 11 and Michael Power Boulevard.

“Hardrock Project Debt Guarantee” means a limited recourse guarantee (recourse for which is limited to the present and future shares issued or to be issued by Premier Hardrock) by Premier Gold of Indebtedness incurred by Premier Hardrock and/or the Hardrock Project Joint Venture which Indebtedness is incurred solely for the purpose of financing the development and construction of the Hardrock Project.

“Hardrock Project Joint Venture” means Greenstone Gold Mines LP, acting through its managing partner Greenstone Gold Mines GP Inc., a joint venture partnership between Premier Hardrock, Greenstone Gold Mines GP Inc. and OMF Fund II (Sc) Ltd. established pursuant to the Hardrock Project Joint Venture Agreement for the purpose of the development and operation of the Hardrock Project.

First Amending Agreement - Equinox

“Hardrock Project Joint Venture Agreement” means the amended and restated limited partnership agreement of TCP Limited Partnership dated as of March 9, 2015 among Greenstone Gold Mines GP Inc., Premier Hardrock and OMF Fund II (Sc) Ltd., as amended by amending agreement no.1 dated as of December 19, 2018 and amending agreement no. 2 dated as of January 19, 2021, as the same may be further amended, restated, replaced, or superseded.

“Hardrock Project OMF Guarantee” means an unsecured guarantee by Equinox in favour of OMF Fund II (Sc) Ltd. for Premier Hardrock’s contingent payment obligations under the Equinox Hardrock SPA provided such unsecured guarantee is limited to (a) 20% of the following payments required to be made to Centerra under the Centerra Hardrock SPA: (i) an initial payment of $25,000,000 within 24 months of deciding to proceed with construction of the Hardrock Project; and (ii) three subsequent payments each of 11,111 ounces of refined gold or the USD equivalent based off the 20-day average London Bullion Market Association Gold Price within 30 days of each of the following milestone production dates following the first shipment of minerals produced from the Hardrock Project: (A) 250,000 ounces of refined gold produced; (B) 500,000 ounces of refined gold produced; and (C) 700,000 ounces of refined gold produced, and (b) 20% of any payment of the early termination amount that is payable in accordance with the terms of the Centerra Hardrock SPA related to the net present value of any unpaid contingent payments referenced in (a) above.

“Hardrock Project Permitted Investments” means:

(a)	Investments up to a maximum aggregate amount of C$120,000,000 made by Equinox and/or any other Obligor in the Hardrock Entities or the Hardrock Project Joint Venture; and
(b)	Investments by Equinox and/or any other Obligor in the Hardrock Entities or the Hardrock Project Joint Venture funded solely by the proceeds of any Equity or Hardrock Convertible Notes issuance completed after the date hereof, in each case, made on or after April 7, 2021 pursuant to paragraph (d) of “Permitted Investments” solely for the purpose of financing the development and construction of the Hardrock Project.

“Hardrock Project Permitted Lien” means a Lien on all present and future shares issued or to be issued by Premier Hardrock granted by Premier Gold to secure the Hardrock Project Debt Guarantee.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

First Amending Agreement - Equinox

“Mercedes Documents” means the Mercedes Stream and the Mercedes Stream Guarantee.

“Mercedes Mine” means the gold-silver mine located approximately 250 kilometers northeast of Hermosillo, Sonora, Mexico and approximately 300 kilometers south of Tuscon, Arizona, USA, as more particularly described in the Public Disclosure Record.

"Mercedes Owner" means Minera Mercedes Minerales S. de R.L. de C.V., a corporation incorporated under the laws of Mexico.

“Mercedes Stream” means the second amended and restated purchase and sale agreement (gold and silver) in respect of the Mercedes Mine dated as of April 7, 2021 among OMF SO, as purchaser and as purchasers’ agent, Premier Cayman, as seller, and Premier Gold, as covenantor.

“Mercedes Stream Guarantee” means the unsecured guarantee of Equinox, Premier Gold, Canadian Holdco, Dutch Holdco, Dutch BV, Mexican Holdco, Premier Mexico and the Mercedes Owner granted to OMF SO, as purchasers’ agent under the Mercedes Stream, which guarantees the payment and performance of all obligations owed by Premier Cayman and Premier Gold under the Mercedes Stream.

“Mercedes Stream Intercreditor Agreement” means an intercreditor agreement in respect of the Mercedes Mine and the Mercedes Stream which may be entered into by (i) the Administrative Agent, for and on behalf of the Finance Parties, and the Convertible Debentures Agent, for and on behalf of the Convertible Debentureholders, (together, the “Senior Creditors”) and (ii) OMF SO, as purchasers’ agent under the Mercedes Stream, which agreement, to the extent entered into, shall provide that: (i) the Senior Creditors will not, unless directed by a court of competent jurisdiction and whether in an insolvency proceeding or otherwise, take any action to (A) prevent, prohibit or otherwise restrict the delivery of refined gold or refined silver under the Mercedes Stream or (B) disclaim or otherwise terminate, or support any action for the disclaimer or termination of the Mercedes Stream or the rights of the purchasers thereunder, (ii) the Senior Creditors shall not dispose of or support the disposition of the Mercedes Mine unless the acquiror shall assume the Mercedes Stream and the obligations of Premier Cayman thereunder, (iii) the Senior Creditors will not propose, support or vote (as applicable) in favour of any plan of compromise or arrangement in an insolvency proceeding with respect to Premier Cayman or Mercedes Owner which would have the effect of (A) disclaiming or terminating the Mercedes Stream or the rights of the purchasers thereunder, or (B) disposing of the Mercedes Mine unless the acquiror shall assume the Mercedes Stream and the obligations of Premier Cayman and Premier Gold thereunder and (iv) OMF SO, as agent for and on behalf of the purchasers under the Mercedes Stream, shall not (A) undertake any enforcement action (other than agreed protective actions in respect of the Mercedes Documents such as proving its claims, specific performance and other customary unrestricted enforcement actions provided no enforcement action can be taken by OMF SO, as agent for and on behalf of the purchasers under the Mercedes Stream, against the Mercedes Mine, Equinox or the relevant Premier Obligors under or in respect of the Mercedes Documents until the expiry of a 180 day standstill period, or (B) interfere with any enforcement action undertaken by the Senior Creditors or vote or otherwise participate in an insolvency proceeding involving Equinox or the relevant Premier Obligors in a manner contrary to the vote or position of the Senior Creditors except to the extent such vote or position of the Senior Creditors is contrary to items (i), (ii) or (iii) above.

First Amending Agreement - Equinox

“Mexican Holdco” means Mercedes Gold Holdings, S.A. de C.V., a corporation incorporated under the laws of Mexico.

“OMF” means OMF Fund II (Sc) Ltd., a corporation existing under the laws of the Province of British Columbia.

“OMF SO” means OMF Fund II (SO) Ltd., a corporation existing under the laws of the Province of British Columbia.

“Premier Cayman” means Premier Gold Mines (Cayman) Ltd., an exempted company incorporated under the laws of the Cayman Islands.

“Premier Gold” means Premier Gold Mines Limited, a corporation incorporated under the laws of the Province of Ontario.

“Premier Hardrock” means Premier Gold Mines Hardrock Inc., a corporation incorporated under the laws of Ontario.

“Premier Mexico” means Premier Mining Mexico, S. de R.L. de C.V., a corporation incorporated under the laws of Mexico.

“Premier Obligors” means Premier Gold, Premier Gold Mines NWO Inc., Dutch Holdco, Dutch BV, Mexican Holdco, Canadian Holdco, Mercedes Owner, Premier Cayman, Premier Mexico and, for the avoidance of doubt, shall exclude the Hardrock Entities.

“Public Disclosure Record” means all information circulars, prospectuses (including preliminary prospectuses), annual information forms, offering memoranda, financial statements, annual and other reports, Ontario Securities Commission filings, material change reports and news releases filed from time to time by Premier Gold with the stock exchanges and all securities regulatory authorities in each relevant jurisdiction.

“Reference Time” with respect to any setting of the then-current Benchmark means (a) if such Benchmark is LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (b) if such Benchmark is not LIBOR, the time determined by the Administrative Agent in its reasonable discretion.

First Amending Agreement - Equinox

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.”

2.3       Paramountcy.

Section 1.16 of the Credit Agreement is hereby amended by adding, in each instance, the reference to “, the Mercedes Stream Intercreditor Agreement” immediately following the “Mubadala/Sandstorm Intercreditor Agreement”.

2.4        Effect of Benchmark Discontinuance Event(s).

Section 3.12 of the Credit Agreement is hereby deleted in its entirety and replaced with the following new Section 3.12 “Benchmark Replacement Setting”:

“3.12	Benchmark Replacement.
(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.
(b)	Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Document.

First Amending Agreement - Equinox

(c)	Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.12.
(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.
(e)	Benchmark Unavailability Period. Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any request for an extension of credit hereunder by way of drawdowns of LIBOR Loans, or conversion to or continuation of LIBOR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for an extension of credit hereunder by way of drawdowns of or conversion to Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Base Rate.

First Amending Agreement - Equinox

(f)	Administrative Agent Disclaimer. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (i) the administration of, submission of, calculation of or any other matter related to any Benchmark, any component definition thereof or rates referenced in the definition thereof or any alternative, comparable or successor rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, comparable or successor rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, such Benchmark or any other Benchmark, or (ii) the effect, implementation or composition of any Benchmark Replacement Conforming Changes.
(g)	Acknowledgement of LIBOR Replacement. The interest rate on LIBOR Loans is determined by reference to LIBOR, which is derived from the London interbank offered rate. LIBOR is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administration, the “IBA”) for purposes of the IBA setting LIBOR. As a result, it is possible that commencing in 2022, or earlier, LIBOR may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on LIBOR Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR. In the event that LIBOR is no longer available as set forth in this Section 3.12, such provisions provide mechanisms for determining an alternative, successor or replacement reference rate. The parties hereto hereby acknowledge that there is no assurance that the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to this Section 3.12 will be similar to or produce the same value or economic equivalence as LIBOR or that such alternative, successor or replacement reference rate will have the same volume or liquidity as did LIBOR prior to its discontinuance or unavailability.”

2.5       Representations and Warranties

Subsection 10.1(n) (Partnerships) of the Credit Agreement is hereby amended by adding the reference “other than the Hardrock Project Joint Venture” at the end of the sentence.

First Amending Agreement - Equinox

2.6       Affirmative Covenants

(a)	Subsection 11.1(s) is hereby amended as follows:
(i)	by deleting the first paragraph in its entirety and replacing it with the following:

“(s) Guarantors. No more than (i) 90 days after the acquisition of the Premier Obligors and otherwise (ii) 30 days after the incorporation of a Subsidiary (other than an Immaterial Subsidiary) of Equinox or Equinox directly or indirectly acquires a Subsidiary (other than an Immaterial Subsidiary):”

(ii)	by deleting the last paragraph in its entirety and replacing it with the following:

“whereupon Schedule M hereto shall be deemed to be amended to add such Subsidiary thereto effective as of the date of formation or acquisition of such Subsidiary, as applicable. For greater certainty, notwithstanding the aforementioned 90 or 30 day period, as applicable, which the Borrowers have to cause such Subsidiary to, among other things, execute and deliver a Guarantee, such Subsidiary shall, for all purposes of this agreement, be a Guarantor hereunder on the date it became a Subsidiary.”

(b)	Subsection 11.2(u) is hereby amended by deleting the words “The Borrowers shall not” and replacing the with “The Borrowers (other than Equinox) shall not”.
(c)	Subsection 11.1(y) (Regularization of Material Brazilian Real Property) is hereby deleted in its entirety.
(d)	the following new subsection 11.1(y) is hereby added:

“(y) Hardrock Joint Venture Agreement. Equinox covenants and agrees in favour of the Lenders to use its commercially reasonable efforts to obtain the consent of OMF Fund II (Sc) Ltd. under the Hardrock Joint Venture Agreement to the Transfer (as defined in the Hardrock Joint Venture Agreement) to the Administrative Agent (or a nominee thereof) of the Shares of Premier Hardrock upon an enforcement of the Security Document pursuant to which Premier Gold pledges the present and future Shares of Premier Hardrock to the Administrative Agent.”

2.7       Restrictive Covenants

(a)	Subsection 11.2 (f) is hereby amended by (A) deleting subparagraph (ii) thereof and (B) adding the following new subparagraphs (ii) and (iii):

First Amending Agreement - Equinox

“(ii)       Equinox may make Distributions consisting of regularly scheduled interest payments in respect of the Hardrock Convertible Notes (and not, for certainty, principal payments in respect thereof) provided that: (A) the Borrowers are in compliance with each of Sections 11.1(m), (n), (o) and (p) prior to and immediately following each such payment (calculated on a pro forma basis); and (B) no Default or Event of Default is continuing or would be caused by any such payment; and

(iii)       after the Leverage Ratio is less than or equal to 2.50:1.00 for two consecutive Fiscal Quarters, the Borrowers may make any Distribution provided that: (A) the Leverage Ratio prior to and immediately following such payment (calculated on a pro forma basis) is less than or equal to 2.50:1.00; (B) the Borrowers are in compliance with each of Sections 11.1(m), (n), (o) and (p) prior to and immediately following such payment (calculated on a pro forma basis); and (C) no Default or Event of Default is continuing or would be caused by such payment.”

(b)       subsection 11.2(m) is hereby deleted in its entirety and replaced by the following:

“(m) Amendments to Franco-Nevada Documents, Convertible Debentures Documents , Sandstorm Documents and Mercedes Documents. The Borrowers shall not, nor suffer or permit any other Obligor to make any amendments to the Franco-Nevada Documents, the Convertible Debentures Documents, Sandstorm Documents and/or Mercedes Documents that would:

(i) be prohibited pursuant to the Franco-Nevada/Mubadala Intercreditor Agreement, the Mubadala/Sandstorm Intercreditor Agreement, the Omnibus Intercreditor Agreement or the Mercedes Stream Intercreditor Agreement, as applicable; or

(ii)       in respect of the Convertible Debentures Documents and to the extent not otherwise prohibited by Omnibus Intercreditor Agreement, result in any representation and warranty, covenant or event of default in the Convertible Debentures Documents being more restrictive than the comparable provision in the Credit Documents.

in each case, without the prior written consent of the Lenders.”

2.8	Events of Default

Section 13.1 of the Credit Agreement is hereby amended as follows:

(a)	by deleting the word “and” at the conclusion of subsection 13.1(u);
(b)	by adding the word “and” at the conclusion of subsection 13.1(v); and

First Amending Agreement - Equinox

(c)	by adding the following new subsection 13.1(w):

“(w) the occurrence of a default or event of default under the Mercedes Stream which entitles OMF SO or any purchaser thereunder to demand payment from Equinox in excess of $10,000,000 pursuant to the Mercedes Stream Guarantee;”

2.9	Appointment and Authorization of Administrative Agent

Subsection 14.1(b) is hereby deleted in its entirety and replaced by the following:

“(b) Each Lender hereby authorizes the Administrative Agent to execute and deliver each of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement , Omnibus Intercreditor Agreement and Mercedes Stream Intercreditor Agreement for and on behalf of each of the Lenders. Each of the Lenders hereby agrees that it shall take any and all necessary or appropriate further actions as it might be required to take, by law or otherwise, to authorize the Administrative Agent to carry out the foregoing or to exercise its faculties and powers, and to comply with its obligations, under each of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement, Omnibus Intercreditor Agreement and Mercedes Stream Intercreditor Agreement, directly or through its attorneys-in-fact or designees, including but not limited to the individualization of any required special power of attorney.”

2.10	Action by Administrative Agent

Section 14.7 of the Credit Agreement is hereby amended by adding the reference to “or Mercedes Intercreditor Agreement” immediately after the reference to “Omnibus Intercreditor Agreement”.

2.11	Waivers and Amendments

Subsection 14.14(x) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(x) alter the terms of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement, Omnibus Intercreditor Agreement or Mercedes Stream Intercreditor Agreement; or”

2.12                        Discharge of Security

Section 14.19 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

First Amending Agreement - Equinox

“To the extent (A) a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof and otherwise (B) if a Hardrock Project Permitted Lien is required to facilitate a project financing for the development of the Hardrock Project, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrowers, to execute such discharges and other instruments which are necessary for the purposes of (i) releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or (ii) releasing any Guarantor from its obligations under its guarantee of the Secured Obligations if such Guarantor ceases to be a Subsidiary of Equinox (in the case of a permitted disposition of Secured Assets consisting of the Shares of a Guarantor) or (iii) for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.”

2.13          Erroneous Payments.

The following new Section 16.15 of the Credit Agreement is hereby added immediately after Section 16.14:

“16.15 Erroneous Payments.

(i)	Each Lender and each Issuing Lender hereby agrees that (i) if the Administrative Agent notifies such Lender or Issuing Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender or Issuing Lender from the Administrative Agent or any of its affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender or Issuing Lender (whether or not known to such Lender or Issuing Lender) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender or Issuing Lender shall promptly, but in no event later than five Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received) and (ii) to the extent permitted by applicable law, such Lender or Issuing Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender or any Issuing Lender under this clause (a) shall be conclusive, absent manifest error.
(ii)	Without limiting immediately preceding clause (a), each Lender and each Issuing Lender hereby further agrees that if it receives an Erroneous Payment from the Administrative Agent (or any of its affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its affiliates) with respect to such Erroneous Payment (an “Erroneous Payment Notice”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender or Issuing Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by applicable law, such Lender or Issuing Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. Each Lender and each Issuing Lender agrees that, in each such case, it shall promptly (and, in all events, within one Business Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than five Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received).

First Amending Agreement - Equinox

(iii)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more Credit Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment.
(iv)	The Borrowers hereby agree that in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender or Issuing Lender that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender or Issuing Lender with respect to such amount.
(v)	Each party’s obligations under this Section 16.15 shall survive the resignation or replacement of the Administrative Agent, the termination of the Commitments or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.”

2.14                        Schedule G

Schedule G of the Credit Agreement is hereby deleted and replaced with Schedule G attached hereto.

First Amending Agreement - Equinox

ARTICLE 3
condition precedent

3.1                          Condition Precedent to Effectiveness of this Amending Agreement.

This amending agreement shall become effective upon:

(a)	this agreement shall have been executed and delivered by the Borrowers, the Administrative Agent and the Lenders;
(b)	each Obligor shall have executed and delivered to the Administrative Agent a confirmation of Credit Documents in form and substance satisfactory to the Lenders, acting reasonably;
(c)	Equinox shall have completed the Acquisition of Premier Gold;
(d)	the Administrative Agent has received true and complete copies of the Mercedes Documents certified by an officer of Equinox;
(e)	all outstanding Indebtedness of the Premier Obligors which is not Permitted Indebtedness shall have been permanently repaid and cancelled (and, for the avoidance of doubt, the provision of a wire confirmation to the Administrative Agent in respect of the payment of such Indebtedness shall satisfy this condition) and all guarantees, security agreements and intercreditor agreements executed and delivered under or in connection therewith shall have been released and discharged and arrangements satisfactory to the Administrative Agent, acting reasonably, for the discharge of all attendant security registrations shall have been made and all collateral security in connection therewith shall have been returned to the Borrower; and
(f)	the Borrower shall have paid to the Administrative Agent, for and on behalf of the Lenders party to this agreement, all fees and expenses (including the fees and expenses of counsel) required to be paid in connection with the Credit Agreement and the fee letter of even date executed by Equinox and the Administrative Agent.

ARTICLE 4
MISCELLANEOUS

4.1                          Representations and Warranties.

To induce the Majority Lenders and the Administrative Agent to enter into this agreement, the Borrowers hereby represent and warrant to the Lenders and the Administrative Agent that the representations and warranties of the Borrowers which are contained in Section 10.1 of the Credit Agreement, are true and correct on each of the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1 hereof, as if made on the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1, respectively.

First Amending Agreement - Equinox

4.2                          Confirmation.

The Borrowers hereby confirm and agree that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon it and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of the amendment to the Credit Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, the Borrowers hereby confirm that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document and each other Finance Document to which it is a party continues in full force and effect.

4.3                          No Default or Event of Default.

After giving effect to the amendments set out herein, the Borrowers represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default or Event of Default has occurred and is continuing as at the date this agreement becomes effective and no Default or Event of Default would arise immediately thereafter as a result of the matters herein contemplated.

4.4                          Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. This agreement constitutes a Credit Document under, and as defined in, the Credit Agreement.

4.5                          Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.6                          Inurement.

This agreement shall enure to the benefit of and shall be binding upon the Borrowers, the Administrative Agent, the Lenders, and their respective successors and permitted assigns.

First Amending Agreement - Equinox

4.7                          No Novation.

This amending agreement shall not create any novation of the obligations under any Finance Document.

4.8                          Further Assurances.

The Borrowers shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.9                          Consent to Mine Plan Deferral.

Pursuant to Section 11.1(b)(iv) of the Credit Agreement, the Borrowers covenanted and agreed to furnish the Lenders, within 90 days after the end of each Fiscal Year, (i) a Mine Plan, (ii) Equinox’s updated financial model (in a format agreed between Equinox and the Administrative Agent) based on the Life of Mine and (iii) a report on all tailings storage facilities maintained by or on behalf of each Obligor (in a format agreed between Equinox and the Administrative Agent) (the “Operational Deliverables”).  On account of the Acquisition of Premier Gold as of the date hereof, Equinox has requested that the Majority Lenders consent to an extension of the delivery of the Operational Deliverables for Fiscal Year 2021 until May 31, 2021.  For good and valuable consideration (which includes payment of the fees referenced in Section 3.1(f) hereof), the Majority Lenders hereby consent to the delivery of the Operational Deliverables by the Borrowers on or before May 31, 2021.

4.10                          Counterparts.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

First Amending Agreement - Equinox

IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

EQUINOX GOLD CORP.
By:	(Signed)
Name: Title:

By:	(Signed)
Name:
Title:

SOLIUS ACQUIRECO INC.
By:	(Signed)
Name: Title:

By:	(Signed)
Name:
Title:

LEAGOLD MINING CORPORATION
By:	(Signed)
Name: Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

BANK OF MONREAL, as Lender
By:	(Signed)
Name:
Title:

By:
Name:
Title:

First Amending Agreement - Equinox

ING CAPITAL LLC, as Lender
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

SOCIÉTÉ GÉNÉRALE, as Lender
By:	(Signed)
Name:
Title:

By:
Name:
Title:

First Amending Agreement - Equinox

INVESTEC BANK PLC, as Lender
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

MUFG BANK, LTD., CANADA BRANCH, as Lender
By:	(Signed)
Name:
Title:

By:
Name:
Title:

First Amending Agreement - Equinox

BANK OF CHINA TORONTO BRANCH, as Lender
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

NATIONAL BANK OF CANADA, as Lender
By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

First Amending Agreement - Equinox

SCHEDULE G
CORPORATE STRUCTURE

[REDACTED]

First Amending Agreement - Equinox